SC 13G
<SEQUENCE>1
<FILENAME>stsc13g.txt
SC 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No....)

Rochdale Alternative Total Return Fund LLC
(Name of Issuer)

Closed End Fund
(Title of Class of Securities)

[N/A]
(CUSIP Number)

02/25/2011
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).





CUSIP: [N/A] Page 1 of 4

CUSIP No.:  [N/A]

(1)Names of reporting persons:
Allen Hathaway

(2) Check the appropriate box if a member of a group (see instructions)
(a):
(b):  X

(3) SEC use only:

(4) Citizenship or place of organization:
United States

Number of shares beneficially owned by
each reporting person with:

(5)Sole voting power: 0 units


(6)Shared voting power: 200 units

(7)Sole dispositive power: 0 units


(8)Shared dispositive power: 200 units

(9)Aggregate amount beneficially owned by each reporting person: 200 units

(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions):

(11)Percent of class represented by amount in Row 9:
5.63% As of 02/25/2011

(12)Type of reporting person (see instructions): IN































CUSIP: [N/A] Page 2 of 4

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13G
Under the Securities Exchange Act of 1934

Amendment No.

Item 1(a)
Name of Issuer:
Rochdale Alternative Total Return Fund

Item 1(b)
Address of Issuer's Principal Executive Offices:
570 Lexington Avenue, 9th FloorNew York, NY. 10022

Item 2(a)
Name of Person(s) Filing:
Allen Hathaway

Item 2(b)
Address of Principal Business Office or, if none,
Residence:
535 Cashmere Court
Sunnyvale, CA 94087-4458
Item 2(c)
Citizenship: United States

Item 2(d)
Title of Class of Securities:
Closed End Fund

Item 2(e)
CUSIP Number: [N/A]

Item 3
If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
[N/A]

Item 4
Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)    Amount beneficially owned:
200 units
(b)    Percent of class:
5.63% *As of February 25, 2011
(c)    Number of shares as to which the person has

(i)    Sole power to vote or to direct the vote:
0 units
(ii)   Shared power to vote or to direct the vote:
200 units
(iii)  Sole power to dispose or to direct the disposition of:
0 units
(iv)   Shared power to dispose or to direct the disposition of:
200 units
CUSIP: [N/A] Page 3 of 4

Item 5
Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6
Ownership of More than Five Percent on Behalf of Another Person: [N/A]


Item 7
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on
By the Parent Holding Company or Control Person. :
[N/A]

Item 8
Identification and Classification of Members of the Group:
[N/A]

Item 9
Notice of Dissolution of Group:
[N/A]

Item 10
Certification
b. The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          June 16, 2011

Signature:     /Scott Tiedke/
Name/Title:    Scott Tiedke / Power of Attorney
     POA on file provided via fax on 4/14/2011





CUSIP: [N/A] Page 4 of 4